November 25, 2019

VIA EDGAR

Office of Real Estate and Commodities,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:                                         Stacie Gorman

Re:	CIM Commercial Trust Corporation Registration Statement on Form S-3 Originally Filed August 13, 2019 File No. 333-233255

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CIM Commercial Trust Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on November 27, 2019 or as soon as practicable thereafter.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.  In addition, please notify Mr. Brown when this request for acceleration has been granted.

Sincerely,

/s/ David Thompson
David Thompson
Chief Executive Officer CIM Commercial Trust Corporation

Cc:                 Patrick S. Brown

(Sullivan & Cromwell LLP)